UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 15, 2020, Sapiens International Corporation N.V. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”) in connection with the public offering, issuance and sale by the Company of 3,389,830 of its common shares, par value €0.01 per share, at a public offering price of $29.50 per share, before underwriting discounts and commissions, pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-232599) and a related prospectus supplement filed with the U.S. Securities and Exchange Commission. Under the terms of the Underwriting Agreement, the Company has also granted the Underwriters an option exercisable for 30 days to purchase up to an additional 508,474 common shares at the public offering price, before underwriting discounts and commissions. The closing of the offering is expected to take place on or about October 20, 2020, subject to the satisfaction of customary closing conditions.

The Company estimates that the net proceeds from the offering will be approximately $94.5 million (or approximately $108.7 million if the Underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, acquisitions or investments in companies, products or technologies and additions to working capital. However, the Company has not entered into any agreements for, or otherwise committed to, any specific acquisitions at this time.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1.

Carey Olsen, counsel to the Company, has issued an opinion to the Company, dated October 19, 2020, regarding the validity of the common shares to be issued and sold in the offering. A copy of the opinion is attached hereto as Exhibit 5.1.

On October 16, 2020, the Company issued a press release titled “Sapiens Announces Pricing of Public Offering of its Common Shares.” A copy of this press release is attached hereto as Exhibit 99.1.

The contents of this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s above-referenced registration statement on Form F-3 (SEC File No. 333-232599).

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K and/or the exhibits hereto may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the control of the Company, which could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

Dated: October 19, 2020

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

1.1	Underwriting Agreement, dated October 15, 2020, by and among Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the underwriters named therein, and Sapiens International Corporation N.V.

5.1	Opinion of Carey Olsen regarding the validity of the common shares being offered and sold.

23.1	Consent of Carey Olsen (included in Exhibit 5.1)

99.1	Press release, dated October 16, 2020, issued by Sapiens International Corporation N.V.

3